Exhibit 99.1

Disclosure regarding tender offer from Form 10-Q of Monogram Residential Trust, Inc.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Intention to List on NYSE and Conduct a Self-Tender Offer

Shares of our common stock are not currently listed on a national securities exchange. On August 12, 2014, our board of directors authorized us to begin the process of exploring a potential listing on a national securities exchange. In connection with that process, we have engaged an investment banker, other financial advisors and legal counsels.  On November 4, 2014, our board of directors approved our listing on the New York Stock Exchange (the “NYSE”) and we expect to list our shares of common stock on the NYSE under the ticker symbol “MORE” on or about November 21, 2014.

In conjunction with the expected NYSE listing, we also expect to commence a modified “Dutch Auction” tender offer (subject to all appropriate filings with the SEC) to purchase approximately $100 million in value of our shares of common stock. The Company expects to allow stockholders to tender all or a portion of their shares, but if the tender offer is oversubscribed, shares will be accepted on a prorated basis. The Company anticipates funding the expected tender offer and all related fees and expenses with available cash and/or borrowings available under its existing revolving credit facility.

Important Information

The foregoing information and other references to a potential tender offer in this filing are for informational purposes only and are not offers to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that we intend to distribute to our stockholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which we will distribute to stockholders and file with the SEC upon commencement of the tender offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that we file with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the tender offer. In addition, stockholders may obtain free copies of our filings with the SEC from our website at www.monogramres.com.

Liquidity and Capital Resources

The Company has cash and cash equivalents of $156.1 million as of September 30, 2014.  We intend to deploy these funds for additional investments in multifamily communities through both acquisition and development investments, to refinance existing mortgage and construction financings which may benefit from the lower interest environment, to fund costs associated with our transition and to fund an approximately $100 million in value self-tender offer in connection with our expected listing on the NYSE. We anticipate supplementing our investable cash with capital from Co-Investment Ventures, real estate financing, our credit facility, and possibly other credit facilities and other equity and debt offerings.  We may also refinance or dispose of our investments and use the proceeds to reinvest in new investments, refinance or finance unencumbered properties, or use for other obligations, including distributions on our common stock.  Our investments may include wholly owned and joint venture equity interests in operating or development multifamily communities and loans secured directly or indirectly by multifamily communities.

Short-Term Liquidity

In connection with our expected listing on the NYSE, we intend to conduct a “Dutch Auction” tender offer (subject to all appropriate filings with the SEC) to purchase approximately $100 million in value of our shares of common stock.  The actual amount of cash needed to fund the self-tender offer will depend on how many shares are tendered and the price per share.  We anticipate funding the expected tender offer and all related fees and expenses with available cash and/or borrowings available under our existing credit facility, described further below.

If circumstances provide us with incentives to acquire investments in all-cash transactions, we may draw on the credit facility for the funding.  In addition, as described above, we may access our credit facility in order to fund a self-tender offer in connection with a listing.  We may also use the credit facility for interim construction financing, which could then be repaid from permanent financing at stabilization of each development.  When we have excess cash, we have the option to pay down the facility, which we have done currently.  The total borrowings we are eligible to draw depend upon the value of the collateral we have pledged.  As of September 30, 2014, we may make total draws of approximately $150.0 million under the credit facility based upon the value of the collateral pool.  Future borrowings under the credit facility are subject to periodic revaluations, either increasing or decreasing available borrowings.

Long-Term Liquidity, Acquisition and Property Financing

Currently, our primary funding source for investments is our available cash balances, joint venture arrangements, debt financings and dispositions. As discussed above, we expect to use a portion of our available cash for additional investments in acquisitions and developments of multifamily communities, and to a lesser extent multifamily operating and debt investments.  The actual amount invested will depend on the extent to which we are able to supplement these funds with other long-term sources as discussed below or the extent to which we utilize funds to purchase shares of our common stock in a tender offer, for distributions related to our common stock or other uses. To the extent our investments are in developments, the time period to invest the funds and achieve a stabilized return could be longer.  Accordingly, our cash requirements during this period may reduce the amounts otherwise available for investment.

Item 1A.  Risk Factors.

If we commence a self-tender offer, it will burden our liquidity resources and may not prove to be the best use of our capital.

In conjunction with the expected NYSE listing, we expect to commence a modified “Dutch Auction” tender offer (subject to all appropriate filings with the SEC) to purchase approximately $100 million in value of our shares of common stock.  In a modified “Dutch Auction” tender offer, the purchase price is the lowest price per share within a range that the company sets, at which shares are tendered that will enable the company to purchase the maximum number of shares with the maximum dollar amount available in the tender offer.  In our case, we have not set the price range and cannot predict the prices at which stockholders will tender shares.  The price that we pay for shares in the tender offer may be dilutive and may not be the best use of our capital. The actual amount of cash needed to fund the self-tender offer will depend on how many stockholders elect to tender within the price range.  Although we currently expect the maximum dollar amount available in the tender offer to be approximately $100 million, the final number will not be determined unless and until we commence the tender offer.  We anticipate funding the expected tender offer and all related fees and expenses with available cash and/or borrowings available under our existing revolving credit facility.  This use of our cash will burden our liquidity and will prevent us from using the cash for other opportunities, such as new investments, distributions or paying down debt.

Item 5.  Other Information.

Intention to List on NYSE and Conduct a Self-Tender Offer

Shares of our common stock are not currently listed on a national securities exchange. With the closing of the self-management transactions, on August 12, 2014, our board of directors authorized us to begin the process of exploring a potential listing on a national securities exchange. In connection with that process, we have engaged an investment banker, other financial advisors and legal counsel.  On November 4, 2014, our board of directors approved our listing on the New York Stock Exchange (the “NYSE”) and we expect to list our shares of common stock on the NYSE under the ticker symbol “MORE” on or about November 21, 2014.

In conjunction with the expected NYSE listing we also expect to commence a modified “Dutch Auction” tender offer (subject to all appropriate filings with the SEC) to purchase approximately $100 million in value of our shares of common stock. The Company expects to allow stockholders to tender all or a portion of their shares, but if the tender offer is oversubscribed, shares will be accepted on a prorated basis. The Company anticipates funding the expected tender offer and all related fees and expenses with available cash and/or borrowings available under its existing revolving credit facility.

Important Information

The foregoing information is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that we intend to distribute to our stockholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which we will distribute to stockholders and file with the SEC upon commencement of the tender offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that we file with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the tender offer. In addition, stockholders may obtain free copies of our filings with the SEC from our website at www.monogramres.com.

Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements include discussion and analysis of the financial condition of Monogram Residential Trust, Inc. and its subsidiaries (which may be referred to herein as the “Company,” “we,” “us” or “our”), including, but not limited to, our ability to make accretive investments, our ability to generate cash flow to support cash distributions to our stockholders, our ability to obtain favorable debt financing, our ability to secure leases at favorable rental rates, our assessment of market rental rate trends, capital markets, and other matters.  Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions.  These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements.  Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2014, in Part II, Item 1A, “Risk Factors” in our Quarterly Report on Form 10-Q filed with the SEC on May 6, 2014, in Part II, Item 1A “Risk Factors” in our Quarterly Report on Form 10-Q filed with the SEC on November 10, 2014, and the factors described below:

•                  market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;

•                  our ability to make accretive investments in a diversified portfolio of assets;

•                  future changes in market factors that could affect the ultimate performance of our development projects, including but not limited to delays in obtaining all necessary entitlements, increased construction costs, plan or design changes, schedule delays, availability of construction financing, performance of developers, contractors and consultants and growth in rental rates and operating costs;

•                  our level of co-investments and the terms and limitations imposed on us by co-investment agreements, including the availability of and timing related to cash flow from operations and our realization of our investments;

•                  the availability of cash flow from operating activities for distributions to our stockholders;

•                  our level of debt and the terms and limitations imposed on us by our debt agreements;

•                  the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt;

•                  our ability to secure resident leases at favorable rental rates;

•                  our ability to retain our executive officers and other key personnel;

•                  conflicts of interest arising out of our relationship with our former advisor, including its ownership of our Series A preferred stock;

•                  unfavorable changes in laws or regulations impacting our business, our assets or our key relationships; and

•                  factors that could affect our ability to qualify as a real estate investment trust.

Forward-looking statements in this document reflect our management’s view only as of the date of this document, and may ultimately prove to be incorrect or false.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.